FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

July 6, 2004

Forbes Medi-Tech Announces FM-VP4 Development Plan

Vancouver, BC – Forbes Medi Tech Inc. (TSE:FMI; NASDAQ:FMTI) today announced plans for a US Phase II clinical study of its lead compound, FM-VP4. This compound demonstrated efficacy and safety in a European Phase II study completed in the first quarter of 2004.  The US Phase II clinical trial design will focus on identifying the magnitude of the reduction in LDL-cholesterol produced by FM-VP4. Based on the data from the European study, the US study will have the following design characteristics:

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Enrollment Size: The US trial will be a multi-center, randomized, double-blind, placebo-controlled safety and efficacy study with three parallel groups, 50 patients per group versus the 25 per group recruited for the European trial.

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Efficacy Endpoint: Anticipated reduction of LDL cholesterol by 15% or greater

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Trial Duration: The study period is extended to 12 weeks, significantly longer than the 4 week European trial.

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Dosing Regiment: The primary objective of the US trial is to determine the safety and efficacy of FM-VP4 at 600mg, dosed at 200mg, 3 times per day with meals, as compared to 600mg dosed once per day.

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Participant Preparation: According to the US Protocol, patients should not receive cholesterol-lowering drugs, food products or nutraceuticals for at least 8 weeks prior to entering the run-in period.

Forbes has established specific milestones and objectives in relation to this plan, including:

1.

Manufacturing of FM-VP4 for preclinical toxicology program and US Phase II clinical trial

2.

Initiation of an extended, 90 day, preclinical toxicology program in Q4 2004

3.

Filing of an investigational new drug (IND) application in Q1 2005

4.

Commencement of the US Phase II trial in Q2 2005

5.

Completion of the Phase II trial in Q1 2006

“We have decided to expedite the drug’s development through a relatively simple study designed to show maximal effect,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “Our Medical and Scientific Advisory Board has been very supportive and we all remain enthusiastic about the potential of this novel cholesterol absorption inhibitor. FM-VP4 is in a new class of drugs thought to be largely responsible for fuelling the market for statin adjunct therapies projected to grow to $4.7 billion by 2011.”

Before the end of July 2004, Forbes plans to introduce its second drug candidate from the FM-VPx Library of Compounds. Forbes has been developing several compounds for the treatment of cardiovascular and related diseases and is encouraged by preclinical results.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future development plans for FM-VP4 and the introduction of a second drug candidate, which statements can be identified by the use of forward-looking terminology such as “plans”, “will”, “expected”, “anticipated”, “objective”, “ milestones” or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for successful toxicology and other preliminary studies, and whether the results of such studies, the occurrence and outcome of which cannot be assured, will enable the Company to proceed with the US Phase II trial as planned or at all; uncertainty whether the planned US Phase II trial and related milestones and objectives will occur as planned or at all; the possibility of changes in the study design parameters of the trial including but not limited to size, timing, dosing, participant preparation, venue and type of trial; uncertainty as to the outcome of the planned trial and whether FM-VP4 will be further developed and marketed successfully as a drug or at all; the need for further clinical trials in addition to the planned trial, the occurrence and outcome of which cannot be assured;  the fact that results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials; the need for regulatory approvals, including without limitation, approval from the U.S. Food and Drug Administration (FDA) prior to undertaking any U.S. trial and prior to marketing any final product in the U.S., which approvals may not be obtained on acceptable terms or at all; the risk of technical obsolescence; scientific research and development risks; product liability and insurance risks; manufacturing risks and the need to manufacture to regulatory standards; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; the possibility that other products in research and development may prove to be more promising candidates for commercialization than FM-VP4 and the Company may reallocate its resources and priorities accordingly; the fact that the Company depends, in large part, upon its ability to attract and retain highly qualified scientific and management personnel, and the loss of key personnel could have a negative effect on the Company’s business; uncertainty as to future market size and market acceptance of the Company’s products; and partnership/strategic alliance risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this News Release.